Exhibit 99.1

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

Corporación América Airports S.A.

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2020 and 2019

R.C.S. Luxembourg B 174.140

4, rue de la Grève

L-1643, Luxembourg

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

		For the three-month period ended September 30,		For the nine-month period ended September 30,
		2020	2019	2020	2019
	Notes	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	4	97,572	417,095	475,837	1,129,238
Cost of services	5	(142,479)	(302,753)	(508,825)	(809,013)
Gross (loss) / profit		(44,907)	114,342	(32,988)	320,225
Selling, general and administrative expenses	6	(16,396)	(55,635)	(73,165)	(127,273)
Impairment loss	10	(58,783)	-	(63,273)	-
Other operating income	7	1,168	3,814	5,792	11,461
Other operating expense		(4,123)	(759)	(4,977)	(1,624)
Operating (loss) / income		(123,041)	61,762	(168,611)	202,789
Share of income / (loss) in associates		255	(159)	(4,009)	(863)
(Loss) / Income before financial results and income tax		(122,786)	61,603	(172,620)	201,926
Financial income	8	9,368	8,108	26,474	33,092
Financial loss	8	(49,594)	(113,199)	(151,331)	(192,833)
Inflation adjustment	8	(11,478)	(6,340)	(16,545)	(19,903)
(Loss) / Income before income tax		(174,490)	(49,828)	(314,022)	22,282
Income tax	9	(36,463)	17,373	1,101	10,241
(Loss) / Income for the period		(210,953)	(32,455)	(312,921)	32,523
Attributable to:
Owners of the parent		(143,273)	(24,566)	(213,771)	42,833
Non-controlling interest		(67,680)	(7,889)	(99,150)	(10,310)
		(210,953)	(32,455)	(312,921)	32,523

Earnings per share attributable to the owners of the parent
Weighted average number of ordinary shares (thousands)		160,022	160,022	160,022	160,022

Basic and diluted earnings per share		(0.90)	(0.15)	(1.34)	0.27

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2020	2019	2020	2019
	Unaudited	Unaudited	Unaudited	Unaudited
(Loss) / Income for the period	(210,953)	(32,455)	(312,921)	32,523

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(70)	(16)	(73)	(437)

Items that may be subsequently reclassified to profit or loss:
Share of other comprehensive income / (loss) from associates	29	(1,348)	(392)	(113)
Currency translation adjustment	12,278	(141,871)	(28,534)	(67,707)
Other comprehensive income / (loss) for the period, net of income tax	12,237	(143,235)	(28,999)	(68,257)
Total comprehensive loss for the period	(198,716)	(175,690)	(341,920)	(35,734)
Attributable to:
Owners of the parent	(137,943)	(117,497)	(229,911)	3,518
Non-controlling interest	(60,773)	(58,193)	(112,009)	(39,252)
	(198,716)	(175,690)	(341,920)	(35,734)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	Notes	At September 30, 2020 Unaudited	At December 31, 2019 Audited
ASSETS
Non-current assets
Intangible assets, net	10	2,550,857	3,002,121
Property, plant and equipment, net		79,769	79,612
Right-of-use asset		6,626	8,380
Investments in associates		6,442	9,929
Other financial assets at fair value through profit or loss		3,449	3,309
Other financial assets at amortized cost		2,609	2,494
Deferred tax assets		70,887	147,475
Other receivables		108,821	119,954
Trade receivables		1,298	1,326
		2,830,758	3,374,600
Current assets
Inventories		8,969	11,302
Other financial assets at fair value through profit or loss		24,470	17,341
Other financial assets at amortized cost		48,271	66,413
Other receivables		80,252	101,676
Current tax assets		17,821	10,311
Derivative financial instruments		-	27
Trade receivables		61,510	104,877
Cash and cash equivalents	11	180,236	195,696
		421,529	507,643
Total assets		3,252,287	3,882,243

EQUITY	14
Share capital		160,022	160,022
Share premium		180,486	180,486
Free distributable reserve		385,055	385,055
Non-distributable reserve		1,351,883	1,351,883
Currency translation adjustment		(408,213)	(392,101)
Legal reserves		176	176
Other reserves		(1,324,871)	(1,324,887)
Retained earnings		189,484	403,255
Total attributable to owners of the parent		534,022	763,889
Non-controlling interests		322,730	434,725
Total equity		856,752	1,198,614

LIABILITIES
Non-current liabilities
Borrowings	12	927,477	1,033,221
Deferred tax liabilities		180,350	233,115
Other liabilities	13	605,644	848,410
Lease liabilities		5,821	5,783
Trade payables		14,850	798
		1,734,142	2,121,327
Current liabilities
Borrowings	12	269,557	175,123
Other liabilities	13	238,065	230,122
Lease liabilities		1,066	3,144
Current tax liabilities		619	5,156
Derivative financial instruments		188	-
Trade payables		151,898	148,757
		661,393	562,302
Total liabilities		2,395,535	2,683,629
Total equity and liabilities		3,252,287	3,882,243

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the parent
	Share Capital	Share premium	Free Distributable Reserves	Non- Distributable Reserves	Legal Reserves	Currency Translation Adjustment	Other Reserves	Retained Earnings (1)	Total	Non- controlling interests	Total
Balance at January 1, 2020	160,022	180,486	385,055	1,351,883	176	(392,101)	(1,324,887)	403,255	763,889	434,725	1,198,614
Loss for the period	-	-	-	-	-	-	-	(213,771)	(213,771)	(99,150)	(312,921)
Other comprehensive loss for the period	-	-	-	-	-	(16,112)	(28)	-	(16,140)	(12,859)	(28,999)
Changes of non-controlling interests	-	-	-	-	-	-	44	-	44	14	58
Balance at September 30, 2020	160,022	180,486	385,055	1,351,883	176	(408,213)	(1,324,871)	189,484	534,022	322,730	856,752

Balance at January 1, 2019	160,022	180,486	385,055	1,351,883	176	(378,803)	(1,324,731)	394,156	768,244	454,453	1,222,697
Shareholders contributions (3)	-	-	-	-	-	-	-	-	-	27,506	27,506
Income / (Loss) for the period	-	-	-	-	-	-	-	42,833	42,833	(10,310)	32,523
Other comprehensive loss for the period	-	-	-	-	-	(39,111)	(204)	-	(39,315)	(28,942)	(68,257)
Changes of non-controlling interests (2)	-	-	-	-	-	-	(16)	-	(16)	(20,136)	(20,152)
Balance at September 30, 2019	160,022	180,486	385,055	1,351,883	176	(417,914)	(1,324,951)	436,989	771,746	422,571	1,194,317

(1)  Retained Earnings calculated according to Luxembourg Law are disclosed in Note 15.

(2)  Correspond mainly to dividends approved for non-controlling interest.

(3)  Corresponds to contributions made by the non-controlling interest in Inframerica Concessionária do Aeroporto de Brasilia S.A.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		For the nine-month period ended September 30,
	Notes	2020 Unaudited	2019 Unaudited
Cash flows from operating activities
(Loss) / Income for the period		(312,921)	32,523
Adjustments for:
Amortization and depreciation		154,422	130,067
Deferred income tax	9	(1,203)	(46,698)
Income tax accrued	9	102	36,457
Share of loss in associates		4,009	863
Impairment loss	10	63,273	-
(Gains) / Losses on disposals of property, plant and equipment		(11)	7
Unpaid concession fees		36,086	40,035
Low value, short term and variable lease payments		(876)	(2,142)
Changes in liability for concessions		41,184	62,623
Interest expense		66,666	66,860
Other financial results, net		(8,957)	(22,526)
Net foreign exchange		25,702	53,276
Other accruals		(109)	19,752
Inflation adjustment		15,986	30,170
Acquisition of Intangible assets	10-17	(98,068)	(250,557)
Income tax paid		(12,258)	(36,233)
Changes in working capital	17	19,837	(163,973)
Net cash used in operating activities		(7,136)	(49,496)

Cash flows from investing activities
Cash contribution in associates		(978)	(3,052)
Acquisition of other financial assets		(23,205)	(24,275)
Disposals of other financial assets		36,377	62,178
Purchase of Property, plant and equipment		(6,955)	(10,191)
Acquisition of Intangible assets	10	(489)	(620)
Loans with related parties		-	3,832
Proceeds from fixed assets disposals		11	-
Other		-	(388)
Net cash provided by investing activities		4,761	27,484

Cash flows from financing activities
Proceeds from cash contributions		-	27,506
Proceeds from borrowings	12	103,056	165,762
Loans paid	12	(59,639)	(53,931)
Interest paid	12	(31,086)	(51,887)
Debt renegotiation expenses	12	(8,672)	-
Release of guarantee deposits		(1,047)	-
Leases payments		(2,983)	(3,540)
Debt renegotiation premium	8	(4,672)	-
Dividends paid		-	(11,376)
Net cash (used in) / provided by financing activities		(5,043)	72,534

(Decrease) / Increase in cash and cash equivalents		(7,418)	50,522

Movements in cash and cash equivalents
At the beginning of the period		195,696	244,865
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents		(8,042)	(37,775)
(Decrease) / Increase in cash and cash equivalents		(7,418)	50,522
At the end of the period	11	180,236	257,612

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	General information and significant events of the period
2	Basis of presentation and accounting policies
3	Segment information
4	Revenue
5	Cost of services
6	Selling, general and administrative expenses
7	Other operating income
8	Financial results, net
9	Income tax
10	Intangible assets, net
11	Cash and cash equivalents
12	Borrowings
13	Other liabilities
14	Equity
15	Contingencies, commitments and restrictions on the distribution of profits
16	Related party balances and transactions
17	Cash flow disclosures
18	Fair value measurement of financial instruments
19	Subsequent events

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

1            General information and significant events of the period

General information

Corporación América Airports S.A. (the “Company” or “CAAP”) is a holding company primarily engaged through its operating subsidiaries in the acquisition, development and operation of airport concessions. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”.

The Company was formed as a private limited liability company under the laws of the Grand Duchy of Luxembourg on December 14, 2012. The Company is ultimately controlled by Southern Cone Foundation (“SCF”), a foundation, organized under the laws of the Principality of Liechtenstein. The address of its registered office is in Vaduz.

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy, Ecuador and Peru.

A list of the principal Group’s subsidiaries is included in Note 2 of the Consolidated Financial Statements as of December 31, 2019.

These Condensed Consolidated Interim Financial Statements have been approved for issuance by the Company on November 18, 2020.

Significant events of the period

COVID-19 pandemic

In March 2020, the World Health Organization classified the outbreak of COVID-19 as a pandemic. The nature of COVID-19 led to worldwide shutdowns and halting of commercial and interpersonal activity and several governments around the world, including Latin American governments, rapidly implemented drastic measures to contain the spread, including but not limited the closing of borders and prohibition of travel to and from certain parts of the world for a time period. Specifically, the governments and transportation authorities in the majority of the CAAP’s countries of operations have issued flight restrictions.

The recent COVID-19 virus outbreak has generated a disruption in the global economy, and in particular, the aviation industry resulting in drastic reductions in passenger traffic. The current health crisis is having and will likely continue to have, a negative impact on passenger traffic levels and air traffic operations.

Depending on how the situation evolves, governments may impose tougher measures including extending travel bans for longer periods or to reverse flight restrictions partially lifted. In addition, concerns about the Coronavirus have negatively impacted travel demand (and therefore the Company’s business) generally.

In this context, CAAP formed a crisis committee composed of the Company’s CEO and operating CEOs of each subsidiary to assess its operations, including reductions in operating costs while maintaining quality and safety standards. The Company is also continuously in conversations with the relevant regulatory agencies and aviation and transportation authorities in each of its countries of operations to review mitigation measures, as it navigates this unprecedented environment.

The Company has developed a four-pronged strategy and implemented a number of actions aiming to mitigate the negative impact of the COVID-19 virus, as follows:

▪	Employees and passengers: The Company has further enhanced safety and hygiene protocols across its airports to protect the well-being of passengers and operating personnel. For essential staff working on premises, health gear was provided and additional sanitizing policies established. The Company has also established remote working when and where possible.

▪	Cost controls and cash preservation measures: CAAP has introduced reductions in operating costs by:

-	Reducing personnel expenses including salary reductions, suspension of salary increases and freezing new hiring, mandatory use of pending vacations and/or advancing vacations to employees when possible, placing operating employees on furlough in certain geographies and personnel layoffs due to downsizing of operations.
-	Reducing maintenance and other operating expenses while maintaining the quality and safety standards, required to support the minimum level of operations.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

1            General information and significant events of the period (Cont.)

Significant events of the period (Cont.)

The Company has also aggressively managed working capital by negotiating with its suppliers the extension of payment terms and reducing its capex program.

▪	Negotiations with regulatory bodies and government support: The Company is in discussions with regulatory agencies to renegotiate concession fees payments to align to the current environment.

▪	Re-equilibrium of the concession agreements: Under the concession contracts framework, the amounts and mechanisms for compensation are being negotiated with authorities and may include a reduction in the concession fee amount and/or mandatory capex, increasing tariffs, extending the tenor of the concession or a combination thereof. The Company is within these processes that require going through administrative regulatory channels. Please refer to Note 15.b.

▪	Financial position and liquidity: As cash preservation is a critical focus, the Company took the following measures:

-	Cancelling all non-mandatory capital investments and deferring non-priority projects.
-	Implementing a set of cost control measures to reduce operating expenses and negotiate payment terms with the suppliers to limit additional cash outflows.
-	Obtaining a deferral of principal and interest payments of debt and obtaining additional funding. Please refer to Note 12.
-	Suspending dividends to third parties in Italy and Ecuador concessions.

The Company controls credit risk through its constant monitoring of accounts receivable, anticipating mitigation initiatives to protect said receivables. Provision for bad debts currently deems to be adequate in connection with the amounts of the existing receivables and considering that some airlines have filed Chapter 11 of the United States Bankruptcy Code for reorganization of assets and debts. The Company has reflected additional expected credit losses, if applicable, as of September 30, 2020, and is continuously monitoring the situation.

Governments aid

In Argentina, through Decrees No. 332/2020, 347/2020 and 376/2020 and the applicable administrative resolutions, the Poder Ejecutivo Nacional has instituted, through the Emergency Assistance Program for Work and Production, a series of benefits for those companies that have been affected by the health emergency. Among the assistance measures provided for by the decrees, the Argentine subsidiaries benefited from the postponement of the employer's contributions and a reduction in social security contributions. In addition, the Administración Federal de Ingresos Públicos (“AFIP”) has approved the granting of the Salary Compensation Allowance from April to September 2020, extended through Decree No. 823/2020 until December 31, 2020. This allowance consists of a sum equivalent to 50% of the net salary, up to the maximum amount of two minimum vital salaries. As of September 30, 2020, this benefit was charged to the result of the period under Salaries and social security contributions in Note 5 and 6 of these Condensed Consolidated Interim Financial Statements.

On March 18, 2020, the Brazilian Government issued an interim order (Medida Provisória No. 925), converted into Law No. 14.034/20 on August 5, 2020, to help companies and postponed the due date of concession fees payments which were payable in May and July 2020, to December 2020. Likewise, the Brazilian Economy Minister has issued two Ordinances that allows companies to defer tax payments: Ordinance No. 139/2020 defers payment of taxes from March and April 2020 to August and October 2020, respectively, and Ordinance No. 245/2020 defers payment of taxes from May to November 2020.

On April 23, 2020, the Italian Ente Nazionale per l'Aviazione Civile (“ENAC”), in agreement with the Ministry of Infrastructure and Transport, ordered the suspension of the payment of airports concession fees, due in July. For 2020, the payment will be commensurate with the traffic actually recorded during the year and must be paid by January 31, 2021.

On June 16, 2020, the Armenian Government issued an amendment to the Tax Code, adopted by the National Assembly of the Republic of Armenia. In order to mitigate the effects of the pandemic, the Government exempts companies from the liability of the tax advance payment of the second quarter and at the same time, makes tax prepayments more flexible for the rest of the current year.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

1            General information and significant events of the period (Cont.)

Significant events of the period (Cont.)

Evolution of flights and operations

Governments and transportation authorities in many of CAAP’s countries of operations have issued flight restrictions and continue to implement measures to contain COVID-19 spread.

On April 25, 2020, the Argentine National Administration of Civil Aviation (“ANAC”), issued Resolution No. 144/2020, where it established that the airlines that operate passenger air transport services from, to or within the Argentine territory, may reschedule their regular operations, request authorizations for non-regular operations and commercialize air tickets with a start date of operations from September 1, 2020. Nevertheless, during September this resolution remains in place and the Ministry of Transportation allowed regular international and domestic flights to be operated as from October 15, 2020 pursuant to Resolution 221/2020 subject to certain restrictions and protocols. On October 16, 2020, ANAC published Resolution No. 304/2020, making official the reopening of domestic scheduled flights and determining the requirements to be met by airlines to obtain authorization for domestic flights.

Regarding operations in other countries a gradual restart of flights has taken place; in June flights have begun mainly in Italy, Brazil and Ecuador while in July flights have started to be operated to/from Uruguay. In many locations certain government restrictions still apply, like mandatory COVID-19 tests for arriving passengers and/or quarantines on arrival. Nevertheless, flight frequencies are reduced across all of the Group’s airports.

As of mid-September, a new increase in cases of COVID-19 across Europe has led to lockdowns and curfews in some countries. This situation is leading airlines to revise their winter schedule by reducing frequencies and international destinations affecting both Pisa and Florence airports.

As a result of the above and considering that the COVID-19 pandemic is complex and its evolution is uncertain, the full extent to which the Coronavirus will impact the Company’s business, results of operations, financial position and liquidity is unknown. The Company continues to assess the evolution of the COVID-19 virus outbreak in order to identify the unforeseen potential effects that could alter its business and performance.

Nagorno-Karabakh conflict

On September 27, 2020 clashes began along the Nagorno-Karabakh Line of Contact. Although the military development takes place mainly in the Nagorno-Karabakh region, there is a risk that the current situation may have a negative impact on the Armenian Airport activities. As a result of the above and considering that circumstances could change rapidly it is difficult to assess the financial effect on the Company´s business. See update in Note 19.

These Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 reflect the impact of these events and current market conditions, depending on the duration of the COVID-19 crisis and continued negative impact on economic activity, the Company may experience further negative results and liquidity constraints.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2            Basis of presentation and accounting policies

2.1 Basis of presentation

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2019. These policies have been consistently applied to all the years presented, unless otherwise stated. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC).

Elimination of all material intercompany transactions and balances between the Company and the other companies and their respective subsidiaries have been made.

The preparation of Condensed Consolidated Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

In the preparation of these Condensed Consolidated Interim Financial Statements, the significant areas of judgment by management in the application of the Group’s accounting policies and the main areas of assumptions and estimates are consistent with those applied in the Consolidated Financial Statements for the year ended December 31, 2019. Nevertheless, judgments, assumptions and estimations in the light of current circumstances as described in Note 1, have been revised.

Assets and liabilities are classified as current if settlement is expected within twelve months.

There were no changes in valuation techniques during the period and there were no changes in risk management policies since the end of the year ended December 31, 2019, except of changes in liquidity and credit risks following the COVID-19 outbreak (see Note 1) and market risk related to foreign exchange risk in Argentina as explained below.

During September 2020 the Argentine monetary authority imposed further exchange rate restrictions, which also affect the value of foreign currency in alternative markets for certain restricted exchange rate transactions in the official market. These measures to restrict access to the foreign exchange market in order to contain the demand for U.S. dollars include the requirement to obtain prior authorization from the Central Bank of Argentina for certain transactions in the Mercado Único y Libre de Cambios (“MULC”).

Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to adjust for the effects of changes in a suitable general price index and to express in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

In order to conclude on whether an economy is categorized as hyperinflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%. Considering that the inflation in Argentina has exceed the 100% three-year cumulative inflation rate in July 2018, and that the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes, the Group understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29 as from July 1, 2018, and, accordingly, it has applied IAS 29 as from that date in the financial reporting of its subsidiaries and associates with the Argentine peso as functional currency.

The estimated price index as of September 30, 2020 was 347.16 (283.44 as of December 31, 2019) and the conversion factor derived from the indexes for the period ended September 30, 2020, was 1.22.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2            Basis of presentation and accounting policies (Cont.)

2.1 Basis of presentation (Cont.)

Application of IAS 29 in financial reporting of Argentine subsidiaries and associates (Cont.)

Comparative amounts are the figures presented as current year amounts in the relevant prior year Consolidated Financial Statements, according to IAS 21, considering that were translated into the currency of a non- hyperinflationary economy.

The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the inflation adjustments required by IAS 29 will lead to a difference because the rate at which the hyper-inflationary currency depreciates against a stable currency is rarely equal to the rate of inflation. The inflation adjustment and the translation of comparative amounts in the current period is included in Other comprehensive income / (loss) for the period line.

This re-translation changes each quarter Condensed Consolidated Interim Statement of Income previously reported in U.S. dollars and as a result, the impact of quarterly inflation adjustments and quarterly translation adjustments vary the results of operation quarter to quarter until year end.

2.2 Changes in accounting policies

New and amended standards adopted by the group

The group has applied the following standards and amendments for the first time for their quarterly reporting period commencing January 1, 2020:

- Definition of Material – amendments to IAS 1 and IAS 8

- Definition of a Business – amendments to IFRS 3

- Revised Conceptual Framework for Financial Reporting

- Interest Rate Benchmark Reform – Phase 1 Amendments to IFRS 7, IFRS 9 and IAS 39

The group also elected to adopt the following amendment early, if applicable:

- Covid-19-related Rent Concessions – amendments to IFRS 16

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

New and amended standards not yet adopted by the group

Certain new accounting standards and interpretations have been published that are not mandatory for September 30, 2020 reporting periods and have not been early adopted by the Group.

- In January 2020, the IASB published an amendment to IAS 1 "Presentation of financial statements" which provides clarification on the classification of liabilities between current and non-current. The amendment is applicable from January 1, 2022.

- In May 2020, the IASB published some amendments with reference to IFRS 3, IAS 16 and IAS 37. In addition, some amendments to IFRS 1, IFRS 9, IAS 41 and the illustrative examples attached to IFRS 16 were published. These amendments will be applicable from January 1, 2022.

- In August 2020, the IASB issued Phase 2 amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 that address issues that arise during the reform of an interest rate benchmark, including the replacement of one benchmark with an alternative one. The amendments will be applicable from January 1, 2021, with early application permitted.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information

Operating segments are components of an enterprise where separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is its Board of Directors. The Group’s operating segments are managed separately because each operating segment represents a strategic business unit providing airport and non-airport services (“others”) to clients in different countries. The Group’s reportable operating segments are the seven countries in which the Group currently operates, which are Argentina, Brazil, Uruguay, Armenia, Ecuador, Italy and Peru.

Within each reportable segment, the Group develops and operates airport concessions (“Airports”) and provides other services not directly related to airport concessions (“Others”).

Assets, liabilities and results of sub-holding and/or holding companies are not allocated and are reported within the “Unallocated” column. This column also includes head office and group services.

The elimination of any intersegment revenues and other significant intercompany operations are included in the “Intersegment Adjustments” column.

The information regarding the Company’s reportable operating segments is consistent with the information presented in Notes 2.W and 4 included in the audited Consolidated Financial Statements for the year ended December 31, 2019 and should be read in conjunction with them.

The performance of each reportable segment is measured by its adjusted EBITDA, defined, with respect to each segment, as net income before financial income, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of the airports concessions.

In addition, the CODM considers each reportable segment’s Adjusted EBITDA before Construction Services margin as a relevant performance measure.

Adjusted EBITDA excluding Construction Services is defined, with respect to each segment, as net income before construction services revenue, financial income, construction services cost, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA excluding construction services revenue and construction services cost does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of airports concessions.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Perú	Intrasegment
	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Adjustments	Unallocated	Total
For the three-month period ended September 30, 2019 (Unaudited)
Revenue	53,385	42	8,919	-	6,129	3,621	5,168	5,949	15,841	-	(1,764)	282	97,572
Cost of services	(84,520)	(14)	(13,274)	-	(8,837)	(2,697)	(7,627)	(6,434)	(17,473)	-	1,574	(3,177)	(142,479)
Gross (loss) / profit	(31,135)	28	(4,355)	-	(2,708)	924	(2,459)	(485)	(1,632)	-	(190)	(2,895)	(44,907)
Selling, general and administrative expenses	(5,174)	(31)	(828)	(3)	(815)	(535)	(1,785)	(1,748)	(3,477)	-	190	(2,190)	(16,396)
Impairment loss	-	-	(22,877)	-	-	-	-	-	-	-	-	(35,906)	(58,783)
Other operating income	934	-	38	-	63	52	56	25	-	-	-	-	1,168
Other operating expenses	(2,321)	-	(1,241)	-	(16)	(51)	(152)	(5)	(337)	-	-	-	(4,123)
Operating (loss) / income	(37,696)	(3)	(29,263)	(3)	(3,476)	390	(4,340)	(2,213)	(5,446)	-	-	(40,991)	(123,041)
Share of income / (loss) in associates	-	-	-	-	-	-	-	-	67	(326)	-	514	255
Amortization and depreciation	28,471	-	2,224	-	2,891	289	3,754	1,230	3,232	-	-	3,393	45,484
Adjusted Ebitda	(9,225)	(3)	(27,039)	(3)	(585)	679	(586)	(983)	(2,147)	(326)	-	(37,084)	(77,302)
Construction services revenue	(18,394)	-	-	-	(1,957)	-	(208)	(140)	(1,073)	-	-	-	(21,772)
Construction services cost	18,367	-	-	-	1,957	-	201	140	390	-	-	-	21,055
Adjusted Ebitda excluding Construction Services	(9,252)	(3)	(27,039)	(3)	(585)	679	(593)	(983)	(2,830)	(326)	-	(37,084)	(78,019)
Construction services revenue	18,394	-	-	-	1,957	-	208	140	1,073	-	-	-	21,772
Construction services cost	(18,367)	-	-	-	(1,957)	-	(201)	(140)	(390)	-	-	-	(21,055)
Adjusted Ebitda	(9,225)	(3)	(27,039)	(3)	(585)	679	(586)	(983)	(2,147)	(326)	-	(37,084)	(77,302)
Financial income													9,368
Financial loss													(49,594)
Inflation adjustment													(11,478)
Amortization and depreciation													(45,484)
Loss before income tax													(174,490)
Income tax													(36,463)
Loss for the period													(210,953)

For the three-month period ended September 30, 2019 (Unaudited)
Revenue	244,759	53	28,435	-	25,579	4,050	41,893	31,254	42,620	-	(3,040)	1,492	417,095
Cost of services	(189,844)	(5)	(23,431)	-	(13,021)	(3,091)	(23,908)	(21,467)	(26,676)	-	2,220	(3,530)	(302,753)
Gross profit / (loss)	54,915	48	5,004	-	12,558	959	17,985	9,787	15,944	-	(820)	(2,038)	114,342
Selling, general and administrative expenses	(35,525)	(64)	(3,371)	(17)	(2,702)	(319)	(3,039)	(4,268)	(3,945)	-	820	(3,205)	(55,635)
Other operating income	3,640	-	113	-	17	-	37	7	-	-	-	-	3,814
Other operating expenses	(139)	-	(232)	-	(68)	(22)	(290)	(8)	-	-	-	-	(759)
Operating income / (loss)	22,891	(16)	1,514	(17)	9,805	618	14,693	5,518	11,999	-	-	(5,243)	61,762
Share of loss in associates	-	-	-	-	-	-	-	-	-	(159)	-	-	(159)
Amortization and depreciation	20,712	-	2,937	-	2,782	253	3,546	1,181	3,108	-	-	3,745	38,264
Adjusted Ebitda	43,603	(16)	4,451	(17)	12,587	871	18,239	6,699	15,107	(159)	-	(1,498)	99,867
Construction services revenue	(95,211)	-	-	-	(1,649)	-	(2,720)	(7,254)	(1,415)	-	-	-	(108,249)
Construction services cost	95,158	-	-	-	1,601	-	2,641	7,254	1,335	-	-	-	107,989
Adjusted Ebitda excluding Construction Services	43,550	(16)	4,451	(17)	12,539	871	18,160	6,699	15,027	(159)	-	(1,498)	99,607
Construction services revenue	95,211	-	-	-	1,649	-	2,720	7,254	1,415	-	-	-	108,249
Construction services cost	(95,158)	-	-	-	(1,601)	-	(2,641)	(7,254)	(1,335)	-	-	-	(107,989)
Adjusted Ebitda	43,603	(16)	4,451	(17)	12,587	871	18,239	6,699	15,107	(159)	-	(1,498)	99,867
Financial income													8,108
Financial loss													(113,199)
Inflation adjustment													(6,340)
Amortization and depreciation													(38,264)
Loss before income tax													(49,828)
Income tax													17,373
Loss for the period													(32,455)

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Perú	Intrasegment
	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Adjustments	Unallocated	Total
For the nine-month period ended September 30, 2020 (Unaudited)
Revenue	275,770	145	38,858	-	43,490	11,613	30,977	37,873	41,790	-	(6,482)	1,803	475,837
Cost of services	(301,648)	(54)	(46,580)	-	(33,715)	(8,243)	(30,878)	(33,050)	(50,576)	-	5,438	(9,519)	(508,825)
Gross (loss) / profit	(25,878)	91	(7,722)	-	9,775	3,370	99	4,823	(8,786)	-	(1,044)	(7,716)	(32,988)
Selling, general and administrative expenses	(26,634)	(106)	(9,087)	(30)	(6,216)	(1,220)	(6,443)	(7,147)	(9,040)	-	937	(8,179)	(73,165)
Impairment loss	-	-	(27,367)	-	-	-	-	-	-	-	-	(35,906)	(63,273)
Other operating income	5,231	-	131	-	214	75	111	30	-	-	-	-	5,792
Other operating expenses	(2,556)	(16)	(1,263)	-	(65)	(51)	(550)	(79)	(504)	-	107	-	(4,977)
Operating (loss) / income	(49,837)	(31)	(45,308)	(30)	3,708	2,174	(6,783)	(2,373)	(18,330)	-	-	(51,801)	(168,611)
Share of income / (loss) in associates	-	-	-	-	-	-	-	-	115	(4,638)	-	514	(4,009)
Amortization and depreciation	90,565	-	6,976	-	8,620	844	11,293	3,646	9,143	-	-	10,177	141,264
Adjusted Ebitda	40,728	(31)	(38,332)	(30)	12,328	3,018	4,510	1,273	(9,072)	(4,638)	-	(41,110)	(31,356)
Construction services revenue	(73,686)	-	-	-	(8,876)	-	(1,672)	(7,421)	(5,147)	-	-	-	(96,802)
Construction services cost	73,582	-	-	-	8,876	-	1,623	7,421	3,715	-	-	-	95,217
Adjusted Ebitda excluding Construction Services	40,624	(31)	(38,332)	(30)	12,328	3,018	4,461	1,273	(10,504)	(4,638)	-	(41,110)	(32,941)
Construction services revenue	73,686	-	-	-	8,876	-	1,672	7,421	5,147	-	-	-	96,802
Construction services cost	(73,582)	-	-	-	(8,876)	-	(1,623)	(7,421)	(3,715)	-	-	-	(95,217)
Adjusted Ebitda	40,728	(31)	(38,332)	(30)	12,328	3,018	4,510	1,273	(9,072)	(4,638)	-	(41,110)	(31,356)
Financial income													26,474
Financial loss													(151,331)
Inflation adjustment													(16,545)
Amortization and depreciation													(141,264)
Loss before income tax													(314,022)
Income tax													1,101
Loss for the period													(312,921)

September 30, 2020 (Unaudited)
Current assets	151,664	98	26,642	43	17,264	4,936	43,558	16,767	39,341	-	(202,952)	324,168	421,529
Non-current assets	1,177,020	21	706,075	106	152,348	6,989	158,721	65,639	259,363	3,995	(768)	301,249	2,830,758
Capital Expenditure	73,686	-	3,035	-	10,363	1,271	2,639	9,062	6,722	-	-	2	106,780
Current liabilities	253,448	26	149,731	-	21,603	3,243	27,487	22,347	115,369	-	(202,853)	270,992	661,393
Non-current liabilities	520,378	-	758,225	-	58,448	2,892	44,076	16,473	58,511	-	(867)	276,006	1,734,142

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Peru	Intrasegment
	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Adjustments	Unallocated	Total
For the nine-month period ended September 30, 2019 (Unaudited)
Revenue	664,339	155	86,532	-	82,227	12,589	99,877	79,829	108,507	-	(9,342)	4,525	1,129,238
Cost of services	(495,525)	(14)	(72,324)	-	(40,041)	(9,745)	(61,145)	(50,893)	(75,755)	-	7,024	(10,595)	(809,013)
Gross profit / (loss)	168,814	141	14,208	-	42,186	2,844	38,732	28,936	32,752	-	(2,318)	(6,070)	320,225
Selling, general and administrative expenses	(64,797)	(227)	(12,570)	(84)	(9,653)	(953)	(8,825)	(13,011)	(10,810)	-	2,318	(8,661)	(127,273)
Other operating income	10,896	-	405	-	77	-	85	15	-	-	(17)	-	11,461
Other operating expenses	(518)	-	(323)	-	(168)	(22)	(583)	(26)	-	-	16	-	(1,624)
Operating income / (loss)	114,395	(86)	1,720	(84)	32,442	1,869	29,409	15,914	21,942	-	(1)	(14,731)	202,789
Share of income / (loss) in associates	-	-	-	-	-	-	-	-	35	(898)	-	-	(863)
Amortization and depreciation	61,829	-	8,885	-	9,326	741	9,963	3,462	9,223	-	-	11,697	115,126
Adjusted Ebitda	176,224	(86)	10,605	(84)	41,768	2,610	39,372	19,376	31,200	(898)	(1)	(3,034)	317,052
Construction services revenue	(223,235)	-	-	-	(2,496)	-	(9,253)	(8,609)	(5,391)	-	-	-	(248,984)
Construction services cost	223,091	-	-	-	2,423	-	8,985	8,609	4,265	-	-	-	247,373
Adjusted Ebitda excluding Construction Services	176,080	(86)	10,605	(84)	41,695	2,610	39,104	19,376	30,074	(898)	(1)	(3,034)	315,441
Construction services revenue	223,235	-	-	-	2,496	-	9,253	8,609	5,391	-	-	-	248,984
Construction services cost	(223,091)	-	-	-	(2,423)	-	(8,985)	(8,609)	(4,265)	-	-	-	(247,373)
Adjusted Ebitda	176,224	(86)	10,605	(84)	41,768	2,610	39,372	19,376	31,200	(898)	(1)	(3,034)	317,052
Financial income													33,092
Financial loss													(192,833)
Inflation adjustment													(19,903)
Amortization and depreciation													(115,126)
Income before income tax													22,282
Income tax													10,241
Income for the period													32,523

December 31, 2019 (Audited)
Current assets	149,064	139	47,726	140	16,691	4,222	57,323	50,629	55,249	-	(59,393)	185,853	507,643
Non-current assets	1,235,497	22	1,106,996	104	151,717	6,425	169,130	63,914	245,541	8,059	(768)	387,963	3,374,600
Capital Expenditure	308,301	-	5,347	-	7,040	2,332	13,270	18,198	17,905	-	(33)	13	372,373
Current liabilities	220,849	29	129,875	2	21,080	2,740	27,853	49,616	105,873	-	(59,393)	63,778	562,302
Non-current liabilities	516,344	-	1,080,283	-	48,018	3,644	54,009	17,839	60,650	-	(768)	341,308	2,121,327

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

4            Revenue

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)
Aeronautical revenue	23,797	184,813	183,391	530,025
Non-aeronautical revenue
Commercial revenue	51,529	123,294	194,770	348,513
Construction service revenue	21,772	108,249	96,802	248,984
Other revenue	474	739	874	1,716
	97,572	417,095	475,837	1,129,238
Timing of revenue recognition
Over time	80,359	345,703	392,808	932,984
At a point in time	1,635	15,492	10,768	35,271
Revenues outside the scope of IFRS 15	15,578	55,900	72,261	160,983
Revenue	97,572	417,095	475,837	1,129,238

5            Cost of services

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)
Construction services cost	(21,055)	(107,989)	(95,217)	(247,373)
Salaries and social security contributions	(28,165)	(45,846)	(99,488)	(137,089)
Concession fees (**)	(12,648)	(41,419)	(59,276)	(118,725)
Amortization and depreciation (***)	(43,000)	(36,054)	(134,088)	(107,735)
Maintenance expenses	(23,457)	(29,832)	(65,225)	(86,075)
Services and fees	(9,250)	(16,903)	(30,642)	(47,771)
Cost of fuel	(1,677)	(13,945)	(9,975)	(31,988)
Taxes (*)	(712)	(4,044)	(5,180)	(12,485)
Office expenses	(188)	(3,996)	(3,322)	(10,189)
Provision for maintenance costs	(284)	(293)	(1,070)	(1,442)
Others	(2,043)	(2,432)	(5,574)	(8,141)
	(142,479)	(302,753)	(508,825)	(809,013)

(*) Mainly includes tax from turnover and municipal taxes.

(**) Includes depreciation for fixed concession assets fee of USD 12,805 as of September 30, 2020 (USD 14,941 as of September 30, 2019).

(***) Includes amortization of leases of USD 1,882 as of September 30, 2020 (USD 1,934 as of September 30, 2019).

6            Selling, general and administrative expenses

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)
Services and fees	(6,265)	(9,833)	(20,094)	(27,791)
Taxes (*)	(2,567)	(9,528)	(14,817)	(27,831)
Salaries and social security contributions	(4,109)	(7,054)	(14,093)	(21,153)
Bad debts	(1,827)	(22,189)	(11,011)	(28,629)
Bad debts recovery	2,128	168	2,282	566
Amortization and depreciation (**)	(2,484)	(2,210)	(7,176)	(7,391)
Office expenses	(194)	(837)	(1,031)	(3,295)
Insurance	(468)	(386)	(1,515)	(1,271)
Maintenance expenses	(137)	(480)	(1,350)	(1,180)
Advertising	(79)	(1,110)	(396)	(1,734)
Charter service	80	(207)	(134)	(622)
Other	(474)	(1,969)	(3,830)	(6,942)
	(16,396)	(55,635)	(73,165)	(127,273)

(*) Mainly includes tax from taxes over banks transactions and tax on revenue.

(**) Includes amortization of leases of USD 487 as of September 30, 2020 (USD 486 as of September 30, 2019).

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

7            Other operating income

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)
Government grant (*)	865	3,682	4,966	10,848
Other	303	132	826	613
	1,168	3,814	5,792	11,461

(*) Corresponds to government grant for the development of airport infrastructure in Group A (operated by AA2000) of the National Airport System. There are no unfulfilled conditions or other contingencies attaching to these grants.

8            Financial results, net

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)
Interest income	5,210	4,972	15,399	22,197
Foreign exchange income	3,191	2,677	5,914	7,328
Other financial income	967	459	5,161	3,567
Financial income	9,368	8,108	26,474	33,092

Interest expense	(27,138)	(23,584)	(66,666)	(66,860)
Foreign exchange expenses	(2,286)	(73,340)	(31,616)	(60,604)
Changes in liability for concessions	(17,591)	(15,756)	(41,184)	(62,623)
Other financial loss (*)	(2,579)	(519)	(11,865)	(2,746)
Financial loss	(49,594)	(113,199)	(151,331)	(192,833)

Inflation adjustment	(11,478)	(6,340)	(16,545)	(19,903)
Inflation adjustment	(11,478)	(6,340)	(16,545)	(19,903)
Net financial results	(51,704)	(111,431)	(141,402)	(179,644)

(*) Includes debt renegotiations premiums paid to Notes tenders for the exchange offers for a total amount of USD 4,670 as of September 30, 2020.

9            Income tax

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)
Current income tax (1)	(192)	3,427	(102)	(36,457)
Deferred income tax (1) (2)	(36,271)	13,946	1,203	46,698
	(36,463)	17,373	1,101	10,241

(1)  As of March 29, 2019, AA2000 exercised an option of the asset revaluation for tax purpose included in Law No. 27.430 of Argentina, generating a deferred tax gain of ARS 3,891 million (approximately USD 67,564), as well as a higher current tax of ARS 637 million (approximately USD 11,061).

In order to determine the net taxable income of AA2000 at the end of this period, the tax inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law has been incorporated into the tax results for a total amount of ARS 1,375 million (approximately USD 18,049), due to the fact that as of September 30, 2020, the estimated price index variation for fiscal year 2020 will exceed 15%. Likewise, the income tax law allows the deferral of the charge generated by the tax inflation adjustment in six consecutive years, as a result, ARS 266 million (approximately USD 3,491) was recognized in current tax liabilities and ARS 1,109 million (approximately USD 14,558) as deferred tax liabilities.

(2) As of September 30, 2020, deferred tax assets on tax loss carry forwards from Brazilian concessions for a total amount of USD 44.3 million have been unrecognized because there is not sufficient evidence that there will be enough future taxable profits to use such tax losses.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

10            Intangible assets, net

	Concession Assets	Goodwill	Patent, intellectual property rights and others	Total
Cost
Balances at January 1, 2020	4,057,431	55,506	21,326	4,134,263
Acquisitions	99,337	-	489	99,826
Impairment loss	(27,367)	(35,906)	-	(63,273)
Disposals	(93)	-	-	(93)
Transfer	(220)	-	220	-
Transfer from property, plant and equipment	40	-	-	40
Transfer to property, plant and equipment	(10)	-	-	(10)
Translation differences and inflation adjustment	(393,080)	(14,127)	123	(407,084)
	3,736,038	5,473	22,158	3,763,669
Depreciation
Accumulated at January 1, 2020	1,114,090	-	18,052	1,132,142
Depreciation of the period	143,507	-	877	144,384
Disposals	(93)	-	-	(93)
Transfer from property, plant and equipment	32	-	-	32
Translation differences and inflation adjustment	(64,283)	-	630	(63,653)
	1,193,253	-	19,559	1,212,812
At September 30, 2020	2,542,785	5,473	2,599	2,550,857

Cost
Balances at January 1, 2019	3,841,853	56,501	15,170	3,913,524
Acquisitions	251,071	-	620	251,691
Concession rights due to concession extension	4,406	-	-	4,406
Transfer	(399)	-	399	-
Transfer from property plant and equipment	935	-	-	935
Translation differences and inflation adjustment	(236,827)	(267)	(877)	(237,971)
	3,861,039	56,234	15,312	3,932,585
Depreciation
Accumulated at January 1, 2019	967,909	-	12,073	979,982
Depreciation of the period	119,242	-	1,104	120,346
Translation differences and inflation adjustment	(52,131)	-	(691)	(52,822)
	1,035,020	-	12,486	1,047,506
At September 30, 2019	2,826,019	56,234	2,826	2,885,079

During September 2020, the Company identified impairment indicators in its cash generating units across all of its business operational segments due to drastic measures undertaken by governments, such as flight restrictions and the closing of borders, to contain COVID-19 spread (see Note 1).

Therefore, the Company performed impairment tests based on cash flow projections covering the remaining concessions periods (value in use), based on key assumptions requiring management judgment combined with historical information. The key assumptions used in determining the recoverable amounts are number of passenger, fees, future operating expenses and discount rate.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each cash-generating units (CGUs) of a subsidiary or group of subsidiaries that are expected to benefit from such business combination.

Impairment loss recognized in the evolution of concession assets corresponds to Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) who performed, as of March 31, 2020 and September 30, 2020, impairment tests based on cash flow projections covering the remaining concession period of 21 years (value in use), based on key assumptions estimated with historical information and management judgment. The key assumptions were: number of passengers, fees, future operating expenses and discount rate.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

10            Intangible assets, net (Cont.)

The carrying value of the assets impaired as of March 31, 2020 was as follows:

	Net assets before impairment	Impairment	Net assets after impairment
ICASGA	67,905	(4,490)	63,415

As of September 30, 2020, ICASGA conducted a similar analysis resulting in changes to the previous conclusions.

The carrying value of the assets impaired as of September 30, 2020 was as follows:

	Net assets before impairment	Impairment	Net assets after impairment
ICASGA	50,800	(22,877)	27,923

The discount rate used was the weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. WACC was determined considering the risk of investing in equity, in airport sector and country.

The nominal discount rate used was 9.16% calculated from a Rolling WACC method considering the effects of debt over the capital and re-leverage of Beta.

As the calculation of the impairment applied to the intangible assets has as one of its main variables the discount rate, ICASGA carried out a sensitivity analysis showing the impact that it would have on the result if different rates were used. The result of this analysis is shown in the table below:

As of September 30, 2020:

	Estimated rate (Minus 1%)	Nominal Rate (9.16%)	Estimated rate (Plus 1%)
Impairment value	19,361	22,877	25,940
Effect	(3,516)		3,063

The number of passengers is the other main assumption for impairment test. In the current impairment test a compound annual growth rate of 4.87% between 2021 and 2039 was assumed. The result of this sensitivity analysis is shown in the table below:

As of September 30, 2020:

	Estimated rate (Minus 1%)	Passenger’s CAGR (4.87%)	Estimated Rate (Plus 1%)
Impairment value	27,674	22,877	17,715
Effect	4,797		(5,162)

The Company additionally tested the value of the goodwill for impairment. These tests led to the impairment of the goodwill for an amount of USD 35,906 related to CAAP’s Brazilian subsidiaries.

As of September 30, 2020, the recoverable amount of each defined CGU, other than those mentioned above, exceeds its carrying amount.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

11            Cash and cash equivalents

	At September 30, 2020 (Unaudited)	At December 31, 2019 (Audited)
Cash to be deposited	251	2,320
Cash at banks	115,992	116,413
Time deposits	3,402	35,502
Other cash equivalents	60,591	41,461
	180,236	195,696

The Group operates with investment grade - financial institutions.

For the purposes of cash flow interim statement, cash and cash equivalents include the following:

	For the nine-month period ended September 30,
	2020 (Unaudited)	2019 (Unaudited)
Cash and cash equivalents	180,236	257,612
	180,236	257,612

12            Borrowings

	At September 30, 2020 (Unaudited)	At December 31, 2019 (Audited)
Non-current
Bank and financial borrowings (**)	368,732	472,226
Notes (*)	558,745	560,995
	927,477	1,033,221
Current
Bank and financial borrowings (**)	159,502	103,056
Notes (*)	110,055	72,067
	269,557	175,123
Total Borrowings	1,197,034	1,208,344

Changes in borrowings during the period is as follows:

	For the nine-month period ended September 30,
	2020 (Unaudited)	2019 (Unaudited)
Balances at the beginning of the period	1,208,344	1,126,658
Adjustment on adoption of IFRS 16	-	(1,715)
Adjusted balances at the beginning of the period	1,208,344	1,124,943
Loans obtained	103,056	165,762
Loans paid	(59,639)	(53,931)
Interest paid	(31,086)	(51,887)
Accrued interest for the period	60,540	64,457
Debt renegotiation expenses capitalization	(8,842)	-
Translation differences and inflation adjustment	(75,339)	(39,177)
Balances at the end of the period	1,197,034	1,210,167

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
At September 30, 2020 (1)	328,940	307,602	434,880	503,910	1,575,332
At December 31, 2019 (1)	247,209	237,298	547,257	617,208	1,648,972

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

(*) Notes include the following:

-	In 2007 Puerta del Sur S.A. (“PDS”) issued 7.75% secured guaranteed notes for USD 87 million, due 2021. The principal balance of the PDS Notes, together with accrued interest, will be repaid in 22 total installments, with individual installments occurring on April 29 and October 29 of each year beginning in 2011 and ending in 2021. The main covenants on these bonds are limitations on liens and encumbrances and compliance with certain financial ratios. PDS may be limited to declare, make or pay any dividends unless the debt coverage service ratio exceeds 1.7x and the indebtedness ratio is less than 3.0. PDS Notes are secured by a trust to which Puerta del Sur has transferred the following sums: (a) the sum of funds which PDS has or has rights to for services offered in administration, construction, and maintenance of Carrasco Airport; (b) the sum of funds received from the duty-free store in Carrasco Airport; (c) the sum of funds received as a result of the permitted operation of the cargo terminal in Carrasco Airport; and (d) the sum of funds PDS has received or will have right to receive from the government or from a third party successor as a result of a management agreement, or as a consequence of the redemption, termination, mutual dissolution and/or resolution of the management agreement for whatever reason, this trust is only use in case of non-compliance with the Notes obligations.

On April 24, 2020, PDS signed a modification with more than 75% of the total principal amount of its 2007 notes to postpone the April and October 2020 installments to year 2022. Interest continues to be paid semi-annually, including in 2020, at the same rate. A compensation of 1% on the amount of the extended installments was agreed and was paid in June 2020. The agreement was conditioned on the acceptance of at least 75% of the exchange offer of ACI Airport Sudamérica S.A.U. which was materialized on May 26, 2020. The agreement also established a change in the debt service and dividends payment covenants for the 2020 measurement that will be 1.25x for both cases, and for the 2021 1.4x.

-	In 2015, ACI Airport Sudamérica S.A.U. (“ACI”) issued 6.875% senior secured guaranteed notes, for USD 200 million due in 2032. The principal balance will be repaid in 34 installments, May 29 and November 29 of each year, commencing on May 29, 2016 while accrued interest will be repaid commencing on November 29, 2015. The main covenants on these bonds are limitations on additional indebtedness, payment of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios. The holders of these notes benefit from a guarantee and a security package including the pledge of the shares in PDS and Cerealsur S.A., and certain accounts of Cerealsur and ACI. As of September 30, 2020 and December 31, 2019 they were guaranteed with a debt service reserve account of ACI and the funds contained therein and a standby letter of credit of Corporación América S.A. with Bank of América, respectively. These notes are fully and unconditionally guaranteed by Cerealsur S.A.

On April 24, 2020, ACI announced the commencement of an offer (the “Exchange Offer”) to repurchase and exchange any and all of its outstanding 6.875% Senior Secured Guaranteed Notes due 2032 in the original aggregate principal amount of USD 200 million (the “Existing Notes”) for newly issued 6.875% Cash/7.875% PIK Senior Secured Guaranteed Notes due 2032 (the “New Notes”) and solicitation of consents to certain proposed amendments to the indenture governing the Existing Notes and certain waivers.

On May 26, 2020 ACI issued USD 180.9 million aggregate principal amount of New Notes to repurchase and exchange 93.6% of the total original principal amount of the Existing Notes. The main covenants and guarantees remain unchanged except for ACI’s shares pledge.

-	On January 8, 2018, Corporación América Italia S.p.A. (“CAI”) issued € 60.0 million (USD 71.8 million) aggregate principal amount of 4.556% secured notes due 2024 (the “Italian Notes”). The proceeds of the Italian Notes were used to refinance and replace the 6.250% secured notes due 2019 issued by CAI in December 2014. Interest on the Italian Notes is payable annually in arrears on June 30 of each year. The Italian Notes will mature on December 31, 2024. The main covenants on these bonds are limitations to take additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios. As of June 30, 2020, and due to Covid-19 negative impact, CAI did not fulfil its leverage ratio as required. Due to this, the outstanding non-current balance for a total amount of USD 66,4 million is presented as current as of September 30, 2020. In order to remedy this situation, CAI is in advanced negotiations to obtain a waiver. See update in Note 19.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

The Italian Notes are secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CAI, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CAI’s holding in Toscana Aeroporti S.p.A.

-	On February 6, 2017, AA2000 issued 6.875% senior secured notes for a nominal amount of USD 400 million due 2027. The principal will be amortized in 32 equal quarterly installments as from May 1, 2019. The main covenants of these bonds require compliance with certain financial ratios as well as restriction to incur in additional debt and limitations on the payments of dividends if any default or unmatured default has occurred. Notes issued by AA2000 are secured by a collateral assignment of fiduciary rights of certain revenue of AA2000.

On February 27, 2020, the ordinary general meeting of shareholders of AA2000 approved the creation of a Global Program for the issuance of Notes. The Prospectus project was approved in its terms and conditions by AA2000 Board of Directors dated February 27, 2020. The aforementioned program establishes the issuance of simple Notes not convertible into shares with a nominal value of up to USD 500 million, or its equivalent in other currencies, with a duration of five years from the date of approval of the Argentine Comisión Nacional de Valores (“CNV”). On April 17, 2020, AA2000 obtained authorization from the CNV for the Global Program for the Issuance of Notes.

On April 21, 2020, AA2000 announced the commencement of an offer (the “Exchange Offer”) to exchange any and all of its outstanding 6.875% Senior Secured Notes due 2027 in the original aggregate principal amount of USD 400 million (the “Existing Notes”) for newly issued 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 (the “Series 2020 Additional Notes”) and solicitation of consents to certain proposed amendments and waivers to the indenture governing the Existing Notes.

On May 19, 2020, the Exchange Offer of USD 346.9 million, representing 86.73% of the total original principal amount of the Existing Notes (or 99.65% of the total amount of outstanding principal amount of the Existing Notes) was completed.

On May 20, 2020 AA2000 issued USD 306 million aggregate principal amount of Series 2020 Additional Notes after completion of required conditions; the approval of ORSNA on April 24, 2020, issuing the Resolution No. 21/2020 pursuant to which the collateral assignment of revenue under the Existing Notes was extended to the Series 2020 Additional Notes in equal terms; and executing and delivering amendments to the 2019 Credit Facilities to provide for the effective deferral of payments of principal due thereunder on August 19, 2020 and November 19, 2020 that was satisfied on April 29, 2020. New notes were issued with an annual interest rate of 9.375% during the PIK period. Accrued interest will be capitalized quarterly. The principal and interest repayments under the New Notes due May 1, 2021 will continue to be payable in cash. From May 1, 2021, the expiry date of the PIK Period, New Notes will continue to accrue interest at a rate of 6.875% per annum until their maturity date, payable quarterly. The main covenants and guarantees remain unchanged.

On August 5, 2020, AA2000 Board of Directors approved the issuance of notes under its global program of notes (not convertible into shares) which was approved on February 27, 2020 for a nominal value of up to USD 40 million or its equivalent in other currencies.

On August 20, 2020, AA2000 issued Class 2 Notes Series 2020 for a total amount of USD 40 million, at a 0% interest rate, with a two-year maturity. The Notes are dollar-linked, denominated in U.S. dollars but issued and paid in Argentine pesos.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

(**) As of September 30, 2020 significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding
						(In millions of USD)	Capitalization(2)
Inframerica Concessionaria do Aeroporto Sao Goncalo do Amarante S.A.	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	6.4	A
	BNDES	R$	June 2032	Variable	T.R. plus spread plus IPCA	1.6
	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	4.3
	BNDES	R$	September 2022	Fixed	2.50%	0.8
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	2.1
Inframerica Concessionaria do Aeroporto de Brasilia S.A.	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	200.3	A
	Bradesco	R$	July 2022	Variable	TJLP(1) plus spread	0.1	D
	Votorantim	R$	December 2020	Variable	CDI plus spread	3.2	C
Terminal Aeroportuaria de Guayaquil S.A	Banco Guayaquil SA	USD	February 2026	Variable	T.R.E.(3) plus spread	9.2	D
	Banco Bolivariano CA	USD	November 2024	Variable	T.R.E.(3) plus spread	7.7	D
Terminal de Cargas de Uruguay S.A.	Santander Uruguay	USD	April 2023	Fixed	4.40%	1.4	D
	Scotiabank Uruguay	USD	October 2024	Fixed	4.30%	2.0	D
Toscana Aeroporti S.p.A.	MPS Servicio Capital	Euro	June 2022	Variable	Euribor 6 month plus spread	4.4	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	23.7	D
	BPM	Euro	October 2020	Fixed	0.20%	1.8	D
	Unicredit	Euro	December 2020	Fixed	0.30%	9.9	D
	BNL	Euro	April 2021	Fixed	0.50%	5.9	D
	CREDEM	Euro	November 2020	Fixed	0.09%	5.9	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.3	D
	BPM	Euro	June 2024	Variable	Euribor 3 month plus spread	0.4	D
	MPS Servicio capital	Euro	December 2020	Fixed	0.20%	11.7	D
	Banca Intesa San Paolo	Euro	February 2021	Fixed	0.15%	7.0	D
	Banca Intesa San Paolo	Euro	March 2021	Fixed	0.20%	5.9	D
Armenia International Airports C.J.S.C.	Credit Suisse AG	USD	December 2022	Variable	Libor 6 month plus spread	32.2	B
		Euro	December 2022	Variable	Euribor 6 month plus spread	34.9
	HSBC Bank Armenia C.J.S.C.	Dram	June 2022	Fixed	11% (4)	1.0	D
Aeropuerto de Neuquén S.A.	Banco Macro	USD	August 2021	Variable	Libor plus spread	2.5	A
Aeropuertos Argentina 2000 S.A.	Banco de la Provincia de Buenos Aires	USD	June 2023	Fixed	7%	2.6	D
	Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A.	USD	August 2023	Fixed	9.75%	75.1	A
	Citibank N.A.	USD	August 2023	Variable	Libor plus spread	30.8	A
	2019 credit facilities renegotiation (*)	ARS	June 2022	Variable	BADCOR plus spread	13.2	A
	Banco Macro	USD	July 2021	Fixed	10%	10.2	B
Consorcio Aeropuertos Internacionales S.A.	Santander Uruguay	USD	April 2024	Fixed	5.1%	4.9	B
	Banco Itaú	USD	April 2025	Variable	Libor plus spread	4.9
Total						528.2

(*) Comprises four loans with Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U., Banco Santander Río S.A. and Citibank N.A. respectively.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

(**) As of December 31, 2019 significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding
						(In millions of USD)	Capitalization(2)
Inframerica Concessionaria do Aeroporto Sao Goncalo do Amarante S.A.	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	8.6	A
	BNDES	R$	June 2032	Variable	T.R. plus spread plus IPCA	2.1
	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	5.6
	BNDES	R$	September 2022	Fixed	2.50%	1.5
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	2.6
Inframerica Concessionaria do Aeroporto de Brasilia S.A.	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	270.5	A
	Bradesco	R$	July 2022	Variable	TJLP(1) plus spread	0.1	D
	Votorantim	USD	June 2020	Variable	CDI plus spread	9.0	C
Terminal Aeroportuaria de Guayaquil S.A	Banco Guayaquil SA	USD	December 2024	Variable	T.R.E.(3) plus spread	10.1	D
	Banco Bolivariano CA	USD	November 2024	Variable	T.R.E.(3) plus spread	9.1	D
Terminal de Cargas de Uruguay S.A.	Santander Uruguay	USD	June 2020	Fixed	4.25%	0.2	D
	Santander Uruguay	USD	April 2023	Fixed	4.40%	1.7	D
	Scotiabank Uruguay	USD	October 2024	Fixed	4.30%	2.0	D
Toscana Aeroporti S.p.A.	MPS Servicio Capital	Euro	June 2022	Variable	Euribor 6 month plus spread	5.2	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	26.0	D
	BPM	Euro	October 2020	Fixed	0.13%	1.7	D
	Unicredit	Euro	September 2020	Fixed	0.15%	8.4	D
	Unicredit	Euro	October 2020	Fixed	0.15%	1.1	D
	BNL	Euro	November 2020	Fixed	0.15%	2.8	D
	BNL	Euro	December 2020	Fixed	0.15%	2.8	D
	CREDEM	Euro	October 2020	Fixed	0.60%	5.8	D
	BPM	Euro	June 2022	Variable	Euribor 3 month plus spread	0.3	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.4	D
Armenia International Airports C.J.S.C.	Credit Suisse AG	USD	December 2022	Variable	Libor 6 month plus spread	36.1	B
		Euro	December 2022	Variable	Euribor 6 month plus spread	37.6
Aeropuerto de Neuquén S.A.	Banco Macro	USD	August 2021	Variable	Libor plus spread	2.8	A
Aeropuertos Argentina 2000 S.A.	Banco de la Provincia de Buenos Aires	USD	June 2023	Fixed	7%	2.6	D
	Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A.	USD	August 2023	Fixed	9.75%	84.1	A
	Citibank N.A.	USD	August 2023	Variable	Libor plus spread	34.5	A
Total						575.3

(1) TJLP - Taxa de Juros de Longo Prazo (Brazilian Long term interest rate)

IPCA: corresponds to the Brazilian Consumer Price index)

(2) A - Secured/guaranteed

B - Secured/unguaranteed

C - Unsecured/guaranteed

D - Unsecured/unguaranteed

ARS - Argentine Pesos

R$ - Brazilian Reals

(3) T.R.E - Tasa Referencial Ecuador (Ecuadorian reference interest rate)

(4) Effective interest rate is 5.5% as 50% of interest rate is subsidized by Armenian Government

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

The Credit Facility Agreement between Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) and the Banco Nacional do Desenvolvimento Economico e Social (“BNDES”) is secured by the pledge of the shares of Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A, together with any dividends and distributions in connection therewith, as well as the fiduciary assignment of rights arising from the Natal Airport concession agreement and certain letters of guarantees issued by indirect shareholders and affiliates of Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. for an amount of USD 6.1 million which was released during 2018. It also establishes a required pre-authorization by BNDES on payments of Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. dividends if exceeding 25% of net profits.

The Credit Facility Agreement between Inframerica Concessionária do Aeroporto de Brasilia (“ICAB”) and BNDES is secured by the pledge of Inframérica Concessionária do Aeroporto de Brasilia and Inframerica Participaçoes S.A. shares, the fiduciary assignment of rights arising from the Brasilia airport concession agreement and letters of guarantee issued by indirect shareholders and affiliates of Inframerica Concessionária do Aeroporto de Brasilia. It also establishes under certain circumstances a required pre-authorization by BNDES on payments of Inframerica Concessionária do Aeroporto de Brasilia dividends if exceeding 25% of net profits and compliance of certain financial ratios.

During 2017 and 2018 ICAB and ICASGA entered into amendments and extension agreements with BNDES with respect to their loans, in the case of ICASGA including an early repayment of a large part of the original debt and in ICAB including the extension of the final maturity and increasing the size of the credit facility.

In connection with such amendments and extension agreements, ACI Airports S.à r.l. and CAAP have agreed not to create any encumbrances on their shares of Inframerica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframerica or any change of control in Inframerica, without the prior consent of BNDES. ACI Airports S.à r.l. has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, ACI Airports S.à r.l. has agreed to maintain a minimum credit rating of at least B- (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating) of at least BB+. The amendment and extension agreements also require additional security equivalent to the amount of twenty-four months of debt service for at least a two-year period (in the form of a bank guaranty, letter of credit, guaranty insurance or other acceptable modalities of guarantee), if the Minimum Rating is not maintained for any annual testing period.

As of June 30, 2020, the Minimum Rating has not been achieved and ICAB and ICASGA requested BNDES to provide a waiver regarding this obligation. Nevertheless, non-compliance with the Minimum Rating does not constitute an event of default under the agreements. As stated above, additional security has to be posted before September 30, 2020. As of September 30, 2020, BNDES has authorized a sixty-day extension of the term to meet the obligation for additional security or for obtaining a waiver from BNDES.

In March 2020, BNDES made available a program for joining a Standstill for the suspension of payments of principal and interest for six months. The amount of debt service suspended pursuant to the Standstill must be capitalized and paid in the remaining period of the financing contracts. ICAB and ICASGA applied for this program and obtained the approval on April 14, 2020.

On June 5, 2019, ICAB entered into a loan with Banco Votorantim S.A. - Bahamas Branch for an amount of USD 8.9 million due in June 2020. This loan was secured with a guarantee signed by Banco Votorantim S.A. Brazil with ICAB (“Contrato de Prestação de Garantia”). This guarantee agreement, dated June 14, 2019, was secured by a guarantee letter issued by CAAP for a total amount of USD 8.9 million or its equivalent in Brazilian Real which shall not be lower than R$ 36 million plus interest. Future payments of the loan were protected from the exposure to U.S. dollars exchange rate fluctuation with a cash flow swap derivative with Banco Votorantim S.A. from Brazil that denominates future payments in Brazilian Real for a total amount of R$ 36 million.

The USD operation with Banco Votorantim was settled as well as the derivative operation contracted together, and in April, May and June 2020, ICAB entered into loans for working capital with Banco Votorantim in the amount of R$ 18 million. These loans are secured by a guarantee letter issued by CAAP.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

On December 15, 2015 Armenia International Airports C.J.S.C. (“AIA”) entered into a senior secured dual-currency facility agreement with Credit Suisse AG (and other banks) for a principal amount up to USD 160 million, which is secured by: (a) the collateral assignment of all present and future rights arising from the Armenian Concession Agreement and other related agreement, a pledge over all present and future cash collateral bank accounts, a pledge over certain movable and immoveable assets related to the Zvartnots Airport and the pledge of Armenia International Airports C.J.S.C. shares.

According to the loan agreement AIA has restrictions to distribution of dividends and has to maintain the following ratios at a certain level: debt to EBITDA, Debt service coverage and adjusted debt service coverage ratio. According to this agreement, these ratios must be met as of June 30 and December 31. As of June 30, 2020, and due to Covid-19 negative impact, AIA did not fulfil debt service coverage and adjusted debt service coverage ratio as required in the loan agreement. In order to remedy this situation, during the third quarter AIA obtained a waiver from Credit Suisse AG and reclassified as long-term its outstanding non-current balance previously presented as current as of June 30, 2020.

As of September 30, 2020 AIA had pledged to Credit Suisse AG cash held in bank accounts for USD 31.5 million (USD 40.3 million at December 31, 2019) and all intangible assets and property and equipment for a total of USD 156.0 million (USD 167.6 million at December 31, 2019).

Toscana Aeroporti S.p.A. (“TA”), pursuant to the loan agreement with Banco de Innovación de Infraestructuras y Desarrollo/MPS Servicio Capital is required to comply with certain financial ratios. TA obtained a waiver on the measurement of the financial covenants as of June 30, 2020. Cash and cash equivalents of the Condensed Consolidated Interim Statement of Financial Position includes € 1 million, to secure the abovementioned loan.

The loan granted to Aeropuerto de Neuquén S.A. (“ANSA”) by Banco Macro is secured by a guarantee letter of Corporación América S.A. and an assignment of collection rights.

On August 9, 2019, AA2000 entered into two credit facility agreements: (a) the onshore credit facility agreement, by and among AA2000, as borrower, Banco Galicia and Buenos Aires S.A.U., Industrial and Commercial Bank of China (Argentina) S.A. (“ICBC”) and Banco Santander Río S.A., as lenders (collectively, the “Lenders”), Citibank N.A. (“Citibank”), as administrative agent and Citibank Argentina, as local collateral agent, local disbursement agent and local paying agent, for an aggregate principal amount of USD 85 million and (b) the offshore credit facility agreement, by and among AA2000, as borrower, Citibank acting through its international banking facility, as lender, Citibank N.A., as administrative agent and Citibank Argentina as local collateral agent and local custodian agent for an aggregate principal amount of USD 35 million (collectively, the “2019 Credit Facilities”).

The term for the credit facility agreements is thirty-six months as from the borrowing date. The principal amount under the credit facility agreements is to be repaid in nine quarterly equal and regular installments, the first one being payable twelve months from the borrowing date, and bears interests: (i) regarding the onshore credit facility agreement, at a fixed annual nominal rate of 9.75%; (ii) regarding the offshore credit facility agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an interest rate of an annual nominal 5.5% plus (c) any applicable withholding tax.

To secure its obligations under the two credit facility agreements, pursuant to the Argentine Collateral Trust Agreement dated August 9, 2019 (under Argentine law), AA2000 has transferred and assigned to the collateral trustee, acting on behalf of the Trust, for the benefit of the Lenders, acting as the beneficiaries, all: (a) rights, title and interest in, to and under each payment of the cargo airport charges payable by the user of such services in connection with all proceeds derived from export and import services carried out by Terminal de Cargas Argentina (a business unit of AA2000); and (b) any residual amount that AA2000 could be entitled to receive pursuant to article 11.4 of the collateral trust agreement dated January 17, 2017, entered into AA2000 and Citibank, in respect of the rights to receive payment in the event of a termination, expropriation or redemption of the concession agreement entered by and between the National Government and AA2000 on February 9, 1998 and approved by Decree No. 163/1998; including the right to receive and withhold all the payments pursuant to them and any other produced by them, assigned in trust to secure the Existing Notes issued by AA2000.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

On April 29, AA2000 entered into a framework agreement (“Framework Agreement”) with the branch of Citibank established in the Republic of Argentina (“Citibank Argentina”) and the Lenders, in order to, among other things, effectively defer principal payments of the 2019 Credit Facilities. The Framework Agreement effectively defers payments of principal due by AA2000 under the 2019 Credit Facilities on August 19, 2020 and November 19, 2020, each of which amounts to USD 13.3 million. Such deferred amounts will be effectively payable by AA2000 in quarterly installments beginning in September 2021 and ending in June 2022.

Additionally, under the Framework Agreement, AA2000 signed the bilateral contracts with each of the financial institutions in accordance with the alternatives established and signed an amendment to the framework agreement where obligation to respect certain ratios foreseen in the 2019 Credit Facilities have been waived.

In accordance with the aforementioned renegotiation and the alternative adopted by ICBC, AA2000 has contracted derivative financial instruments with this financial institution for U.S. dollars futures purchases in order to hedge the exposure to exchange rate fluctuations between Argentine pesos and U.S. dollars of the two installments refinanced. As of September 30, 2020, transactions pending execution or settlement amounts to approximately USD 3.9 million, maturing on November 19, 2020.

These derivative financial instruments are recorded in the financial statements as of September 30, 2020, in accordance with quoted and market values for transactions of similar characteristics.

On August 19, 2020, AA2000 obtained four loans for a total amount of ARS 987 million to pay the installment of the renegotiated 2019 Credit Facilities agreement due in August. These loans accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate (“BADCOR”) plus an applicable margin of 5% nominal per annum and will be paid in four equal and consecutive quarterly installments beginning on September 19, 2021.

On May 11, 2020, AA2000 agreed to reschedule the USD 10 million loan with Banco Macro extending its term to July 24, 2021 with a nominal annual compensatory rate of 10%, subject to the payment of interest due on July 24, 2020 and a guarantee assignment of the future receivables for air station usage fees (for domestic flights) to be collected from Aerolíneas Argentinas S.A. On July 24, 2020, AA2000 cancelled the interest due on its USD 10 million loan with Banco Macro and the ORSNA issued Resolution No. 49/2020 authorizing the assignment of credits as a guarantee.

During the first half of 2020, Consorcio Aeropuertos Internacionales S.A. received disbursements of the first tranche of the planned financing with Banco Santander S.A. and Banco Itaú Uruguay S.A. for construction works at Punta del Este airport for a total amount of USD 7.2 million divided equally among both financial institutions. Disbursements up to USD 16 million will be made according to the level of progress of works. The principal amounts under these credit facilities are to be repaid in five equal and regular annual installments, the first falling due on April 30, 2021, and are secured by the assignment of certain revenues. The main covenants require compliance with certain financial ratios as well as certain restrictions.

As of September 30, 2020 the Group was in compliance with all of its borrowing covenants except for those mentioned above. As of December 31, 2019, the Group was in compliance with all of its borrowing covenants.

As the virus outbreak is expected to negatively affect the Group’s performance during 2020, the Company is actively monitoring covenants compliance for the upcoming months and planning to initiate conversations with financial entities for the approval of temporary waivers of compliance, if necessary.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13            Other liabilities

	At September 30, 2020 (Unaudited)	At December 31, 2019 (Audited)
Non-current
Concession fee payable (*)	538,713	777,093
Advances from customers	14,791	21,437
Provisions for legal claims (****)	3,707	5,319
Provision for maintenance costs (**)	21,206	20,034
Other taxes payable	1,281	2,548
Employee benefit obligation (***)	8,389	8,079
Salary payable	470	488
Other liabilities with related parties (Note 16)	1,309	1,726
Other payables	15,778	11,686
	605,644	848,410

Current
Concession fee payable (*)	143,471	120,578
Other taxes payable	19,844	22,956
Salary payable	26,150	37,976
Other liabilities with related parties (Note 16)	6,654	5,812
Advances from customers	3,889	4,848
Provision for maintenance costs (**)	4,897	8,887
Expenses provisions	1,078	1,934
Provision for legal claims (****)	973	1,159
Other payables	31,109	25,972
	238,065	230,122

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At September 30, 2020	237,997	70,830	206,616	1,275,912	1,791,355
At December 31, 2019	230,181	90,917	275,982	1,867,441	2,464,521

(*) The most significant amounts included in the concession fee payable are generated by the concession agreement between The Brazilian National Civil Aviation Agency – ANAC and Inframerica Concessionária do Aeroporto de Brasilia S.A. and Inframerica Concessionária do Aeroportode São Gonçalo do Amarante S.A.

Changes in the period of the concession fee payable is as follows:

	For the nine-month period ended September 30,
	2020 (Unaudited)	2019 (Unaudited)
Balances at the beginning of the period	897,671	907,954
Concession fee payable due to concession extension	-	4,406
Financial result	41,184	62,623
Concession fees	46,471	106,440
Payments	(54,492)	(176,344)
Translation differences and inflation adjustment	(248,650)	(64,644)
Balances at the end of the period	682,184	840,435

(**) Changes in the period of the provision for maintenance costs is as follows:

	For the nine-month period ended September 30,
	2020 (Unaudited)	2019 (Unaudited)
Balances at the beginning of the period	28,921	29,097
Accrual of the period	1,601	2,087
Use of the provision	(5,439)	(1,522)
Translation differences and inflation adjustment	1,020	(1,451)
Balances at the end of the period	26,103	28,211

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13            Other liabilities (Cont.)

(***) Changes in the period of the provision for employee benefits is as follows:

	For the nine-month period ended September 30,
	2020 (Unaudited)	2019 (Unaudited)
Balances at the beginning of the period	8,079	8,038
Actuarial gain/loss (in other comprehensive income)	96	576
Interest for services	235	102
Service cost	75	217
Amounts paid in the period	(362)	(420)
Translation differences and inflation adjustment	266	(336)
Balances at the end of the period	8,389	8,177

(****) Changes in the period of the provision for legal claims is as follows:

	For the nine-month period ended September 30,
	2020 (Unaudited)	2019 (Unaudited)
Balances at the beginning of the period	6,478	9,682
Accrual of the period	975	786
Use of the provision	(1,803)	(2,882)
Translation differences and inflation adjustment	(970)	(1,001)
Balances at the end of the period	4,680	6,585

14            Equity

a) Other comprehensive income

The movements of the reserve of other comprehensive income for the period of the owners of the Company is as follows:

	Currency translation adjustments	Remeasurement of defined benefit obligations (*)	Share of other comprehensive income from associates	Income Tax effect(*)	Transfer from shareholders equity – currency translation differences	Total
Balances at January 1, 2020	(414,777)	198	(40,726)	(63)	63,402	(391,966)
Other comprehensive (loss) / income for the period	(15,720)	(37)	(392)	9	-	(16,140)
For the period ended September 30, 2020	(430,497)	161	(41,118)	(54)	63,402	(408,106)

Balances at January 1, 2019	(401,444)	330	(40,761)	(99)	63,402	(378,572)
Other comprehensive (loss) / income for the period	(38,998)	(269)	(113)	65	-	(39,315)
For the period ended September 30, 2019	(440,442)	61	(40,874)	(34)	63,402	(417,887)

(*) Income tax relating to OCI amounts to Remeasurement of defined benefit obligations. The movement was recognized as other comprehensive income of other reserves.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits

a. Contingencies

CAAP and its subsidiaries are, from time to time, subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings are subject to substantial uncertainties. Accordingly, the potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration the Group’s litigation and settlement strategies.

The Company believes that the aggregate provisions recorded for losses in these financial statements, are adequate based upon currently available information.

Brazil legal proceedings

On September, 2014, ICAB started a lawsuit that discusses the collection of Property and Urban Territorial Tax (“IPTU”) by the Federal District. On October, 2014, the Judge granted a provisional decision, suspending the tax collection. On April, 2015, a favorable sentence was handed down to the ICAB, dismissing the collection as unfounded. On March, 2017, the State Court confirmed that sentence, based on previous decisions from the Supreme Court. After that, the Supreme Court had a new trial on a different case, where the taxpayers lost. That led the State Court to hold a new trial. On April, 2018, the decision was slightly changed. The court still said ICAB did not have to pay IPTU, but it was stated that stores that had contracts with ICAB that were not connected with the airport or airline services did have to pay IPTU. Both parts appealed again from that decision, so it was sent to the Supreme Court. The decision in regards to these appeals is now pending.

Based on a different interpretation of this latest decision, the Federal District started a new lawsuit, demanding the payment of R$ 5 million of IPTU. On March of 2020, ICAB presented a defense stating that this tax could not be imposed by Local Government over an airport that belongs to the Federal Government, what is endorsed by decision still valid on the lawsuit previously mentioned. Up to now, the judge has not decided the case. Many airports in Brazil are facing the same discussion.

Regarding ICASGA’s lawsuit regarding tax proceedings, on May 27, 2020, ICASGA’s appeal was granted, and once again the tax collection was suspended. The Municipality appealed again, this time before the Brazilian Supreme Court. On June 16, 2020, the Supreme Court President denied that appeal. The tax collection remains suspended until trial by the State Court.

On September 9, 2020, Infraero contacted ICAB regarding the preliminary result of the audit done by Infraero about the EPC - a contract Inframerica signed with Helvix (a joint venture between Helport and Engevix) - for a major remodeling at the airport between 2012-2014, required by the concession agreement. The aforementioned audit was requested to Infraero by the Tribunal de Contas da União (“TCU”). Infraero considered that the main contract had no excessive pricing signal but noted possible irregularities on the four addendums that were incorporated to the original contract. If confirmed, these alleged irregularities could amount to up to 150 million Brazilian Reals, a loss Inframerica would have to claim from Helvix. Inframerica had already been gathering information to refute these allegations and presented a response on September 22, 2020, claiming that there were no irregularities. Infraero will analyze what has been presented and will later present a conclusion to the TCU.

All the proceedings revealed in this note have been classified by the local legal counsels as possible.

There are no other lawsuits or legal proceedings different from the ones included in the Consolidated Financial Statements for the year ended December 31, 2019.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments

Re-bidding of Natal Airport Concession

On March 5, 2020, CAAP announced that its subsidiary Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) filed a request to the Agência Nacional de Aviação Civil (“ANAC”) to commence the re-bidding process of the International Airport of São Gonçalo do Amarante (“Natal Airport”), pursuant to Law No. 13,448 of July 5, 2017, and ANAC Resolution No. 533 of November 7, 2019. This process will have several stages. At the present time, ANAC is processing its preliminary analysis and is expected to take a position on the matter in the coming months.

If the request is approved, the operation of Natal Airport will be transferred to a different operator after a new bidding process, and an indemnification payment will be made to ICASGA. The amount of this payment will be determined by the authorities, based primarily on non-amortized capital expenditure investments. In the interim, ICASGA will maintain all airport operations, with the same safety and service quality, as well as commercial and employment contracts. The re-bidding request is limited to the Natal Airport concession.

Several factors drove the Company’s decision to seek return of this concession. Passenger traffic has been negatively impacted by the adverse economic conditions in Brazil over the past years, particularly affecting tourism activity in the country, which resulted in lower than expected passenger traffic. At Natal Airport in particular, total passenger traffic reached 2.3 million in 2019, compared to the 4.3 million expected as per the feasibility study. In addition, as the Natal Airport concession occurred in 2011 and was the first airport concession in Brazil, passenger tariffs lag those of all other privatized airports in the country under the same tariff scheme, which as of December 2019 are in average 35% higher than Natal Airport tariffs and air navigation tariffs charged in other airports are 301% higher than at Natal Airport. This situation has required CAAP to make capital contributions to sustain this concession and thus allow ICASGA to remain in compliance with all of its financial obligations towards the Brazilian Government and financial institutions.

On May 26, 2020, the ANAC issued its affirmative vote to the technical and legal feasibility on the request of the re-bidding process initiated by ICASGA.

On June 3, 2020, the process obtained the approval of the Ministério da Infraestrutura and on June 10, 2020, the Conselho do Programa de Parcerias de Investimentos of the Ministério da Economia expressed a favorable opinion and submitted the qualification for re-bidding to the President of Brazil.

On August 24, 2020, the President of Brazil issued Decree No. 10.472 which qualified São Gonçalo do Amarante airport under the Programa de Parcerias de Investimentos (“PPI”) for re-bidding purposes. A period of ninety days was established for the signing of the addendum to the concession contract.

As previously mentioned, the process of re-bidding is still in progress and will go through several stages, at this moment there is no accounting impact of this operation in ICASGA nor CAAP financial figures, the measurement and the accounting will be carried out according to the terms of the addendum or contract, if and when signed.

Council of State judgement – Toscana Aeroporti S.p.A. (“TA”) expansion plan

On February 13, 2020, the Council of State issued a judgement rejecting the appeal lodged by, inter alia, Italy's Ministry of the Environment and Protection of the Land and Sea, Italy's Ministry of Cultural Heritage and Activities, Italian Civil Aviation Authority (“ENAC”), Municipality of Florence, Region of Tuscany, Metropolitan City of Florence and TA on the decision of the Regional Administrative Court of Tuscany No. 723 of 2019.

TA, in full compliance with the judgement, has already taken steps to satisfy the conditions and to coordinate the actions to be taken, together with the competent entities — and first and foremost the ENAC — to move ahead with the project, noting that the work done was carried out according to the opinions and instructions provided by the competent ministries and the competent Environmental Compatibility Assessment (“VIA”) Commission, by virtue of the positive opinions obtained from the Italian VIA Commission, Italy's Ministry of the Environment and Protection of the Land and Sea, Italy's Ministry of Cultural Heritage and Activities and Italy's Ministry for Infrastructure and Transport.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Council of State judgement – Toscana Aeroporti S.p.A. (“TA”) expansion plan (Cont.)

In this context, on February 20, 2020, the Board of Directors of TA acknowledged and examined the content of the judgement of the Council of State and resolved to resubmit the environmental compatibility assessment filing and initiate further procedures that may be required to proceed with the development of Florence airport’s Master Plan to comply with the Council of State judgement.

The AAP Concession Agreement

On February 6, 2020, Banco de Crédito del Perú (“BCP”) issued guarantees in favor of AAP for equipment acquisitions for the concession for a total amount of USD 220 thousands.

The letters of credit of CAAP with Citibank in favour of AAP for concession contract fulfilment and works to be performed were replaced with two standby letters of credit of Corporación América Sudamericana S.A. with Morgan Stanley for a total amount of USD 2.25 and USD 0.6 respectively.

Brazilian Concession Agreements

In Brazil, the pandemic was recognized as a case of "force majeure" or "fortuitous case", and for that reason the loss is not part of the risks assumed by the private sector and must be compensated by the Government, which may use alternatives such as: reduction in the value of concession fee, increase in fees charged or extension of the contract. The Civil Aviation Secretariat of the Ministry of Infrastructure, on the other hand, stated that the Government should accept a reduction in the fixed concession fee to be paid by airports concessionaires. According to the Civil Aviation Secretariat, a discount on the annual concession fee should be granted by way of economic and financial re-equilibrium of the contracts. The Government still studies what compensation methods should be offered while recognizing the case of the concession holders.

On July 9, 2020, ICAB and ICASGA have filed an Administrative process to formally require the economic and financial re-equilibrium of their concessions for the year 2020. A reduction of the concession fee to be paid in December 2020 might be one of the methods of compensation.

Italian Concession Agreements extension

In view of the drop in traffic at Italian airports deriving from the Covid-19 virus outbreak and in order to contain the consequent economic effects, the term of all the current concessions for the management and development of airport activities was extended by two additional years under Law No. 77 of July 17, 2020, which amends Article 202 paragraph 1-bis of Decree-Law No. 34 of May 19, 2020.

Ecuador Concession Agreement

On September 7, 2020, Terminal Aeroportuaria de Guayaquil S.A. (“TAGSA”) formally requested to the Autoridad Aeroportuaria de Guayaquil (“AAG”) the restoration of economic and financial equilibrium, and the application of compensation mechanisms under the concession agreement invoking “force majeure” or “fortuitous event”. In addition, TAGSA requested the postponement of payment of its contractual financial obligations including concession fees, administrative service fees and investments pending execution.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Announcement of the Temporary Closure of Aeroparque Airport for Renovation and Expansion works

On July 31, 2020, AA2000 announced the closure of Aeroparque Airport starting August 1, 2020 until approximately February 2021, to carry out expansion and renovation works in the runway and the terminal building, which will be covered by funds held in AA2000’s Development Trusts.

There are no new commitments or significant changes related to the concession agreements in the current period from the ones included in the Consolidated Financial Statements for the year ended December 31, 2019, except for the abovementioned.

c. Restrictions to the distribution of profits and payment of dividends

As of September 30, 2020 and December 31, 2019, equity as defined under Luxembourg laws and regulations consisted of:

	At September 30, 2020 (Unaudited)	At December 31, 2019 (Audited)
Share capital	160,022	160,022
Share premium	180,486	180,486
Legal reserve	176	176
Free distributable reserves	385,055	385,055
Non-distributable reserves	1,351,883	1,351,883
Retained earnings	(53,427)	(78,497)
Total equity in accordance with Luxembourg law	2,024,195	1,999,125

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg laws and regulations.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

16            Related party balances and transactions

Corporación América Airports S.A. is controlled by ACI Airports S.à r.l., which is controlled by ACI Holding S.à r.l., which is controlled by Corporación America International S.à r.l., Luxembourg’s companies.

Corporación América International S.à r.l. is controlled by Liska Investments Corporation, a company incorporated under the laws of the British Virgin Islands.

Liska Investments Corporation is controlled by Southern Cone Foundation (CAAP`s ultimate parent company), a foundation created under the laws of Liechtenstein, having its corporate domicile in Vaduz. The foundation's purpose is to manage its assets through the decisions adopted by its independent Board of Directors. The potential beneficiaries of this foundation are members of the Eurnekian family and religious, charitable and educational institutions.

Transactions and balances with “Associates” are those carried out with entities over which CAAP exerts significant influence in accordance with IFRS, but does not have control. Transactions and balances with related parties, which are not associates and are not consolidated are disclosed as “Other related parties”.

The Group receives services from related parties, such as internal audit, management control, financial assistance, technology outsourcing services and construction services.

Summary of balances with related parties are:

	At September 30, 2020 (Unaudited)	At December 31, 2019 (Audited)
Year-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables with associates	1,337	1,555
Trade receivables with other related parties	1,113	687
Other receivables with associates	657	658
Other receivables with other related parties	8,815	8,611
Other financial assets with associates	2,609	2,494
Other financial assets with other related parties	14,710	14,573
Trade payables to other related parties	(2,756)	(3,017)
	26,485	25,561
(b) Other liabilities
Other liabilities to other related parties	(7,963)	(7,538)
	(7,963)	(7,538)
(c) Other balances
Cash and cash equivalents in other related parties	11,007	15,312
	11,007	15,312

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)
Transactions
Aeronautical/Commercial revenue	695	2,007	3,201	5,363
Fees	(1,814)	(2,256)	(5,386)	(5,763)
Interest accruals	172	146	535	605
Acquisition of goods and services	(2,090)	(3,000)	(6,747)	(12,624)
Others	(1,003)	(78)	(3,138)	534

The group leases buildings to other related parties which are recognized under the scope of IFRS 16 and accounted in Lease liabilities line for an amount of USD 310 as of September 30, 2020. Additionally, the group has variable equipment leases with other related parties that are excluded from the lease liability according to IFRS 16. Transactions related to those leasing’s are included in Acquisition of goods and services line for an amount of USD 2,938 (USD 4,560 as of September 30,2019).

Remunerations received by the Group’s key staff amounted to approximately 2.21% of total remunerations accrued at September 30, 2020 (1.82% as of September 30, 2019).

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

17            Cash flow disclosures

	For the nine-month period ended September 30,
Changes in working capital	2020 (Unaudited)	2019 (Unaudited)
Other receivables and credits	21,174	(96,695)
Inventories	1,903	947
Other liabilities	(3,240)	(68,225)
	19,837	(163,973)

The most significant non-cash transactions are detailed below:

	For the nine-month period ended September 30,
	2020 (Unaudited)	2019 (Unaudited)
Intangible assets acquisition with an increase in Other liabilities / Lease liabilities	(1,269)	(16)
Concession rights asset with an increase in Other liabilities	-	(4,406)
Right-of-use asset initial recognition with an increase in Lease liabilities	(483)	(11,922)
Dividends not paid	(1)	(8,785)
Income tax paid with certificates	(1,227)	-
Borrowings cost capitalization	-	(498)

18            Fair value measurement of financial instruments

According to the classification included in Note 3 B of the Consolidated Financial Statements as of December 31, 2019, the Company categorizes its financial instruments as assets and liabilities at amortized cost and fair value through profit or loss.

For the majority of instruments at amortized cost, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Significant differences were identified for the following instruments at September 30, 2020:

	Fair value	Carrying amount
Trust funds	103,930	90,967
Long-term borrowings	928,352	927,477

19            Subsequent events

Management Share Compensation Plan and CAAP shares issuance

On August 20, 2020, the Company approved a management share compensation plan for a period beginning on August 20, 2020 and ending on December 31, 2025, extendable thereafter upon approval from the Board of Directors.

On October 9, 2020, as part of the aforementioned plan, CAAP has increased its share capital by the amount of USD 3,200,445 through the issuance of 3,200,445 new shares having a nominal value of USD 1 each. As a result of the issuance, the share capital of the Company increased from 160,022,262 to 163,222,707 shares. The New Shares were subscribed for a total price of USD 6,144,854.40 (a subscription price of USD 1.92 per new share, being the market price as of October 8, 2020). The new shares are held in treasury until their allocation to key employees in accordance with the Management Compensation Plan.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the nine-month period ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

19            Subsequent events (Cont.)

Toscana Aeroporti (“TA”) strengthens with the financing guaranteed by SACE

On November 6, 2020, the proceeds of a € 85 million loan was disbursed to TA under a loan subscribed by Intesa Sanpaolo and BNL-BNP Paribas. The loan is 90% backed by SACE guarantees pursuant to the provisions of Decree-Law No. 23/2020 within the framework of the programme “Garanzia Italia”, an Italian guarantee scheme intended to support Italian companies affected by the Covid-19 emergency. The financing has a term of six years, with a two-year grace period, and enables TA to reinforce the liquidity levels required for its activities and to support the planned investments at the Florence and Pisa airport facilities.

ICAB and ICASGA BNDES Standstill

On October 14, 2020, ICAB and ICASGA succeeded in negotiations with BNDES for a new standstill of six months (October 2020 to March 2021) of payments of principal and interest on its financing contracts. These amounts must be capitalized and will be paid in the remaining period of the financing contracts.

Re-schedule of Brazilian concession fees

On October 23, 2020, the Ministério da Infraestrutura of Brazil issued an order (Portaria No. 157) that allow companies to re-schedule at least 50% of their 2020 concession fee payment.

On November 2, 2020, ICAB requested the re-scheduling of 50% of its fixed concession fees payment of 2020, in accordance with the provisions of the aforementioned order, to the six final years of the concession. The Government order (Portaria No. 157) determined that re-scheduling the payments of the concession fee must not exceed, for each financial year, 75% above the original value and 50% above the original value for the last five years of the concession.

In addition, ICAB submitted two requests allowed by the order for ANAC's evaluation, one to change the month of annual payment from June to December for the remaining years and other for the inclusion of a clause in the contractual addendum which will deal with the present re-scheduling, in order to provide that in case ICAB elects to anticipate payments for the amounts re-scheduled, the same discount rates applied for the re-schedule should be used in order to bring values to the original payment dates.

Nagorno-Karabakh peace agreement

On November 10, 2020, Armenia, Azerbaijan and Russia announced a complete ceasefire in the zone of the Nagorno-Karabakh conflict.

Italian Notes waiver

On November 13, 2020, Corporación América Italia S.p.A. (“CAI”) obtained a waiver for its € 60 million aggregate principal amount of 4.556% secured notes due 2024 leverage ratio and lock-up event, avoiding an event of default. Some conditions are applicable while the waiver is in force as ensuring minimum cash balances, delivering additional information to its Noteholders and the inability to pay dividends.

There are no other subsequent events that could significantly affect the Company´s financial position as of September 30, 2020.